SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

January 22, 2004

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F. . . X . . . Form 40-F . . . . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes . . . . . . No . . .X . . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2004
                                                                                                                                                                     Microcell Telecommunications Inc.

                                                                                                            By:

                                                                          /s/ Jocelyn Cote
            _______________________________________
                                                                               Jocelyn Cote
      Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

             Microcell Telecommunications Inc.
             800 de La Gauchetiere Street West
             Suite 4000
             Montreal, Quebec
             H5A 1K3

  Date of Material Change

  January 16, 2004

  Press Release

              Microcell Telecommunications Inc.'s subsidiary, Microcell Solutions Inc. ("Microcell" or the "Company"),
              issued a press release with respect to a material change on January 16, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

              On January 16, 2004, Microcell announced that it has chosen Nortel Networks as its exclusive supplier for GSM
              (Global System for Mobile communications) and UMTS (Universal Mobile Telecommunications System) core wireless network equipment until December 31, 2006 under an amendment to a supply agreement signed in December 2001. The amendment represents a value of approximately US$50 million (CDN$70 million).

  Full Description of Material Change

              On January 16, 2004, Microcell announced that it has chosen Nortel Networks as its exclusive supplier for GSM
              (Global System for Mobile communications) and UMTS (Universal Mobile Telecommunications System) core wireless network equipment until December 31, 2006 under an amendment to a supply agreement signed in December 2001. The amendment represents a value of approximately US$50 million (CDN$70 million).

              The amendment gives Nortel Networks exclusivity for provisioning GSM MSC (Mobile Switching Centre),
              HLR (Home Location Register) and call server products. It will also allow deployment of a "live" third generation (3G)
              wireless network, enabling a service "showcase" in Montreal using technology based on the UMTS standard.

  Reliance on Section 75(3)

              Not applicable.

  Omitted Information

              Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell.
  Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

SIGNED the 22nd day of January, 2004 at Montreal, Quebec.

(Signed) Jocelyn Cote
__________________________________________
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

                                                                                                                                                                                                Attachment to Microcell's Material Change Report
                                                                                                                                                                                                                                                   dated January 16, 2004

News Release

FOR IMMEDIATE RELEASE

January 16, 2004

Microcell Chooses Nortel Networks as Exclusive Core Network Equipment Supplier

Montreal, Quebec - Microcell Solutions Inc., a wholly owned subsidiary of Microcell Telecommunications Inc. [TSX: MT], today announced that it has chosen Nortel Networks* [NYSE/TSX: NT] as its exclusive supplier for GSM (Global System for Mobile communications) and UMTS (Universal Mobile Telecommunications System) core wireless network equipment until December 31, 2006 under an amendment to a supply agreement signed in December 2001. This amendment represents a value of approximately US$50 million (CDN$70 million).

The amendment gives Nortel Networks exclusivity for provisioning GSM MSC (Mobile Switching Centre), HLR (Home Location Register) and call server products. It will also allow deployment of a "live" third generation (3G) wireless network, enabling a service "showcase" in Montreal using technology based on the UMTS standard.

"The agreement allows us to unify and simplify our core infrastructure, providing us with increased network efficiency," said Alain Rheaume, president and chief operating officer, Microcell Solutions. "This will help us deploy new services more rapidly and at lower cost in the future. In addition, it will provide us with an opportunity to test and learn about third generation services at minimal cost."

"This builds on our seven-year relationship with Microcell," said Pascal Debon, president, Wireless Networks, Nortel Networks. "We will continue to help position Microcell to drive new revenue opportunities by leveraging existing technology investments and delivering data offerings that end-users want."

Nortel Networks has deployed 80 GSM/GPRS networks in more than 50 countries, and is supplying GSM/GPRS systems to enable Wireless Data Network services for more than 50 operators around the world. Nortel Networks is the industry's only supplier with Wireless Data Networks operating in all three advanced technologies - GSM/GPRS/EDGE, CDMA2000, and UMTS. Nortel Networks is deploying UMTS globally for a number of service providers, including Vodafone, mm02, Orange, Telefonica, and T-Mobile across Europe, and AT&T Wireless Services in the United States.

About Microcell

Microcell Solutions Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc., a Canadian provider of Personal Communications Services (PCS) under the Fido brand name. Microcell Solutions offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange. For more information, visit www.microcell.ca and www.fido.ca.

Note to Microcell Investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

About Nortel Networks

Nortel Networks is an industry leader and innovator focused on transforming how the world communicates and exchanges information. The Company is supplying its service provider and enterprise customers with communications technology and infrastructure to enable value-added IP data, voice and multimedia services spanning Wireless Networks, Wireline Networks, Enterprise Networks, and Optical Networks. As a global company, Nortel Networks does business in more than 150 countries. More information about Nortel Networks can be found on the Web at www.nortelnetworks.com.

Note to Nortel Networks Investors

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; continued reductions in spending by our customers; fluctuations in operating results and general industry, economic and market conditions and growth rates; the communication by our auditors of the existence of material weaknesses in internal control; the ability to recruit and retain qualified employees; fluctuations in cash flow, the level of outstanding debt and our current debt ratings; the ability to meet the financial covenant in our credit facilities; the use of cash collateral to support our normal course business activities; the dependence on our subsidiaries for funding; the impact of our defined benefit plans and our deferred tax assets on our results of operations, cash flows and compliance with our financial covenant; the dependence on new product development and our ability to predict market demand for particular products; the ability to integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; barriers to international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; changes in regulation of the Internet; the impact of the credit risks of our customers and the impact of customer financing and commitments; stock market volatility generally and as a result of acceleration of the settlement date or early settlement of our purchase contracts; risks associated with a consolidation of our common shares; the impact of supply and outsourcing contracts that contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; the future success of our strategic alliances; and the adverse resolution of litigation, intellectual property disputes and similar matters. For additional information with respect to certain of these and other factors, see the most recent Form 10-Q and Form 10-K filed by Nortel Networks with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-end-

*Nortel Networks, the Nortel Networks logo, the Globemark and Business Without Boundaries are trademarks of Nortel Networks. Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Jennifer Usrey
Nortel Networks
(972) 684-4844
jusrey@nortelnetworks.com

Jay Barta
Nortel Networks
+44 1628 43 8378
jbarta@nortelnetworks.com

Claire Fiset
Microcell
(514) 937-0102, x 7824
claire.fiset@microcell.ca